UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 35)*

AutoNation, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05329W102

(CUSIP Number)

Francis C. Marinelli, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05329W102

1	NAMES OF REPORTING PERSONS ESL Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,367,876
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 32,367,876
	10	SHARED DISPOSITIVE POWER 18,627,332
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,995,208
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 41.7% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1)	Based upon 122,170,592 shares of common stock outstanding as of April 24, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 that was filed by the Issuer with the Securities and Exchange Commission on April 25, 2012.

CUSIP No. 05329W102

1	NAMES OF REPORTING PERSONS ESL Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,346,058
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,346,058
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,346,058
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.2% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO
(1)	Based upon 122,170,592 shares of common stock outstanding as of April 24, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 that was filed by the Issuer with the Securities and Exchange Commission on April 25, 2012.

CUSIP No. 05329W102

1	NAMES OF REPORTING PERSONS SPE II Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,864,684
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,864,684
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,864,684
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.5% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1)	Based upon 122,170,592 shares of common stock outstanding as of April 24, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 that was filed by the Issuer with the Securities and Exchange Commission on April 25, 2012.

CUSIP No. 05329W102

1	NAMES OF REPORTING PERSONS SPE Master II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,398,084
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,398,084
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,398,084
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.0% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1)	Based upon 122,170,592 shares of common stock outstanding as of April 24, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 that was filed by the Issuer with the Securities and Exchange Commission on April 25, 2012.

CUSIP No. 05329W102

1	NAMES OF REPORTING PERSONS RBS Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 42,976,702
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 42,976,702
	10	SHARED DISPOSITIVE POWER 18,627,332
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,604,034
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 50.4% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1)	Based upon 122,170,592 shares of common stock outstanding as of April 24, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 that was filed by the Issuer with the Securities and Exchange Commission on April 25, 2012.

CUSIP No. 05329W102

1	NAME OF REPORTING PERSON ESL Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,526
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,526
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,526
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1)	Based upon 122,170,592 shares of common stock outstanding as of April 24, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 that was filed by the Issuer with the Securities and Exchange Commission on April 25, 2012.

CUSIP No. 05329W102

1	NAMES OF REPORTING PERSONS RBS Investment Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,526
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,526
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,526
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based upon 122,170,592 shares of common stock outstanding as of April 24, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 that was filed by the Issuer with the Securities and Exchange Commission on April 25, 2012.

CUSIP No. 05329W102

1	NAMES OF REPORTING PERSONS CBL Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,080,682
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,080,682
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,080,682
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.2% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Based upon 122,170,592 shares of common stock outstanding as of April 24, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 that was filed by the Issuer with the Securities and Exchange Commission on April 25, 2012.

CUSIP No. 05329W102

1	NAMES OF REPORTING PERSONS ESL Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,063,910
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 48,063,910
	10	SHARED DISPOSITIVE POWER 18,627,332
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,691,242
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 54.6% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO
(1)	Based upon 122,170,592 shares of common stock outstanding as of April 24, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 that was filed by the Issuer with the Securities and Exchange Commission on April 25, 2012.

CUSIP No. 05329W102

1	NAMES OF REPORTING PERSONS Edward S. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 66,691,242
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 48,063,910
	10	SHARED DISPOSITIVE POWER 18,627,332
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,691,242
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 54.6% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1)	Based upon 122,170,592 shares of common stock outstanding as of April 24, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 that was filed by the Issuer with the Securities and Exchange Commission on April 25, 2012.

This Amendment No. 35 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (the “Shares”), of AutoNation, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 35 amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership, ESL Investors, L.L.C., a Delaware limited liability company, RBS Partners, L.P., a Delaware limited partnership, ESL Institutional Partners, L.P., a Delaware limited partnership, RBS Investment Management, L.L.C., a Delaware limited liability company, CBL Partners, L.P., a Delaware limited partnership, ESL Investments, Inc., a Delaware corporation, and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission.

The Filing Persons (as defined below) are filing this Amendment to add SPE II Partners, LP and SPE Master II, LP as Filing Persons and to report the agreement by ESL Partners, L.P. to distribute Shares to limited partners of ESL Partners, L.P. in accordance with their pro rata interests in ESL Partners, L.P. Of the Shares to be distributed, 1,864,684 will be contributed to SPE II Partners, LP and 2,398,084 will be contributed to SPE Master II, LP. The beneficial ownership of each of RBS Partners, L.P., ESL Investments, Inc. and Mr. Lampert will not change as a result of the transactions reported herein.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is being filed by ESL Partners, L.P., a Delaware limited partnership (“ESL”), ESL Investors, L.L.C., a Delaware limited liability company (“Investors”), SPE II Partners, LP, a Delaware limited partnership (“SPE II”), SPE Master II, LP, a Delaware limited partnership (“SPE Master II”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), CBL Partners, L.P., a Delaware limited partnership (“CBL”), ESL Investments, Inc., a Delaware corporation (“Investments”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. ESL, Investors, SPE II, SPE Master II, RBS, Institutional, RBSIM, CBL, Investments and Mr. Lampert are collectively defined as the “Filing Persons.”

Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, (c) present principal occupation or employment and (d) the name, principal business address of any corporation or other organization in which such employment is conducted, of each director and executive officer of Investments (the “ESL Director and Officer”). Other than the ESL Director and Officer, there are no persons or corporations controlling or ultimately in control of Investments.

(b) The principal place of business of each of the Filing Persons is 1170 Kane Concourse, Suite 200, Bay Harbor, Florida 33154.

(c) The principal business of each of the Filing Persons is purchasing, holding and selling securities for investment purposes. RBS is the general partner of ESL, SPE II and SPE Master II and the managing member of Investors. RBSIM is the general partner of Institutional. Investments is the general partner of RBS, the general partner of CBL and the manager of RBSIM. Mr. Lampert is the Chairman, Chief Executive Officer and Director of Investments. Each of the Filing Persons may also serve as general partner or managing member of certain other entities engaged in the purchasing, holding and selling of securities for investment purposes.

(d)-(e) During the last five years, none of the Filing Persons have been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or 2(e) of Schedule 13D.

(f) ESL, Investors, SPE II, SPE Master II, RBS, Institutional, RBSIM, CBL and Investments are organized under the laws of the State of Delaware. Mr. Lampert is a United States citizen.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) Each Filing Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”), or any other purpose, the beneficial owner of any securities covered by this statement.

Each Filing Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Filing Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of June 30, 2012, the Filing Persons may be deemed to beneficially own the Shares as set forth in the table below.

FILING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	50,995,208	41.7%	32,367,876		0	32,367,876		18,627,332	(6)
ESL Investors, L.L.C.	6,346,058	5.2%	6,346,058		0	6,346,058		0
SPE II Partners, LP	1,864,684	1.5%	1,864,684		0	1,864,684		0
SPE Master II, LP	2,398,084	2.0%	2,398,084		0	2,398,084		0
RBS Partners, L.P.	61,604,034	50.4%	42,976,702	(1)	0	42,976,702	(1)	18,627,332	(6)
ESL Institutional Partners, L.P.	6,526	0.0%	6,526		0	6,526		0
RBS Investment Management, L.L.C.	6,526	0.0%	6,526	(2)	0	6,526	(2)	0
CBL Partners, L.P.	5,080,682	4.2%	5,080,682		0	5,080,682		0
ESL Investments, Inc.	66,691,242	54.6%	48,063,910	(3)	0	48,063,910	(3)	18,627,332	(6)
Edward S. Lampert	66,691,242	54.6%	66,691,242	(4)	0	48,063,910	(5)	18,627,332	(6)

(1)	This number consists of 32,367,876 Shares held by ESL, 6,346,058 Shares held in an account established by the investment member of Investors, 1,864,684 Shares to be contributed to SPE II and 2,398,084 Shares to be contributed to SPE Master II. RBS is the general partner of, and may be deemed to indirectly beneficially own securities held by or to be contributed to, ESL, SPE II and SPE Master II. RBS is the managing member of, and may be deemed to indirectly beneficially own securities held by, Investors.

(2)	This number consists of 6,526 Shares held by Institutional. RBSIM is the general partner of, and may be deemed to indirectly beneficially own securities held by, Institutional.

(3)	This number consists of 32,367,876 Shares held by ESL, 6,346,058 Shares held in an account established by the investment member of Investors, 1,864,684 Shares to be contributed to SPE II and 2,398,084 Shares to be contributed to SPE Master II, 6,526 Shares held by Institutional and 5,080,682 Shares held by CBL. Investments is the general partner of, and may be deemed to indirectly beneficially own securities that may be deemed to be indirectly beneficially owned by, RBS and CBL. Investments is the manager of, and may be deemed to indirectly beneficially own securities that may be deemed to be indirectly beneficially owned by, RBSIM.

(4)	This number consists of 32,367,876 Shares held by ESL, 6,346,058 Shares held in an account established by the investment member of Investors, 1,864,684 Shares to be contributed to SPE II and 2,398,084 Shares to be contributed to SPE Master II, 6,526 Shares held by Institutional, 5,080,682 Shares held by CBL and 18,627,332 Shares held by Mr. Lampert. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities that may be deemed to be indirectly beneficially owned by, Investments.

(5)	This number consists of 32,367,876 Shares held by ESL, 6,346,058 Shares held in an account established by the investment member of Investors, 1,864,684 Shares to be contributed to SPE II and 2,398,084 Shares to be contributed to SPE Master II, 6,526 Shares held by Institutional, and 5,080,682 Shares held by CBL. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities that may be deemed to be indirectly beneficially owned by, Investments.

(6)	This number consists of 18,627,332 Shares held by Mr. Lampert. ESL has entered into a Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities held by Mr. Lampert. Pursuant to the Lock-Up Agreement, ESL may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities held by Mr. Lampert. RBS, Investments and Mr. Lampert may also be deemed to have shared dispositive power over such securities.

(c) On June 30, 2012, ESL agreed to distribute 4,262,768 Shares to limited partners of ESL in accordance with their pro rata interests in ESL. Of the Shares to be distributed, 1,864,684 will be contributed to SPE II and 2,398,084 will be contributed to SPE Master II. The beneficial ownership of each of RBS, Investments, and Mr. Lampert will not change as a result of the transactions reported herein. Other than these transactions, the Filing Persons have effected no transactions in Shares since June 6, 2012, the date of the most recent filing on Schedule 13D.

(d) and (e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Tender Offer Letter Agreement, dated March 6, 2006, from ESL Investments, Inc. to AutoNation, Inc. (incorporated by reference to Exhibit 2 to the Amendment to Schedule 13D filed on March 7, 2006).

99.2	Letter Agreement, dated as of January 28, 2009, by and among AutoNation, Inc., Toyota Motor Sales, U.S.A., Inc. and ESL Investments, Inc. and certain investment affiliates of ESL Investments, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by AutoNation Inc. with the Securities and Exchange Commission on January 29, 2009).

99.3	Letter Agreement, dated as of January 28, 2009, by and among AutoNation, Inc., American Honda Motor Co., Inc. and ESL Investments, Inc. (on behalf of itself and its affiliates) (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by AutoNation Inc. with the Securities and Exchange Commission on January 29, 2009).

99.4	Letter Agreement, dated as of January 28, 2009, by and between AutoNation, Inc. and ESL Investments, Inc. (on behalf of itself and its affiliates) (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by AutoNation Inc. with the Securities and Exchange Commission on January 29, 2009).

99.5	Amendment, dated November 23, 2009, to the Letter Agreement, dated as of January 28, 2009, by and among AutoNation, Inc., Toyota Motor Sales, U.S.A., Inc. and ESL Investments, Inc. and certain investment affiliates of ESL Investments, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by AutoNation, Inc. with the Securities and Exchange Commission on November 23, 2009).

99.6	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and William C. Crowley (incorporated by reference to Exhibit 9 to the Amendment to Schedule 13D filed on June 2, 2010).

99.7	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 8 to the Amendment to Schedule 13D filed on June 2, 2010).

99.8	Second Extension Agreement, dated December 16, 2010, among AutoNation, Inc., Toyota Motor Sales, U.S.A., Inc. and ESL Investments, Inc. and certain investment affiliates of ESL Investments, Inc. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by AutoNation, Inc. with the Securities and Exchange Commission on December 17, 2010).

99.9	Joint Filing Agreement (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 5, 2012	ESL PARTNERS, L.P.

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
Name: Edward S. Lampert
Title: Chief Executive Officer

ESL INVESTORS, L.L.C.

	By:	RBS Partners, L.P., as its managing member

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
Name: Edward S. Lampert
Title: Chief Executive Officer

SPE II PARTNERS, LP

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
Name: Edward S. Lampert
Title: Chief Executive Officer

SPE MASTER II, LP

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
Name: Edward S. Lampert
Title: Chief Executive Officer

RBS PARTNERS, L.P.

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
Name: Edward S. Lampert
Title: Chief Executive Officer

ESL INSTITUTIONAL PARTNERS, L.P.

By:	RBS Investment Management, L.L.C., as its general partner

By:	ESL Investments, Inc., as its manager

By:	/s/ Edward S. Lampert
Name: Edward S. Lampert
Title: Chief Executive Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By:	ESL Investments, Inc., as its manager

By:	/s/ Edward S. Lampert
Name: Edward S. Lampert
Title: Chief Executive Officer

CBL PARTNERS, L.P.

By:	ESL Investments, Inc., as its general partner

By:	/s/ Edward S. Lampert
Name: Edward S. Lampert
Title: Chief Executive Officer

ESL INVESTMENTS, INC.

By:	/s/ Edward S. Lampert
Name: Edward S. Lampert
Title: Chief Executive Officer

EDWARD S. LAMPERT

/s/ Edward S. Lampert
Edward S. Lampert

ANNEX A

The names, business addresses, present principal occupations, and citizenship of the directors and executive officers of ESL Investments, Inc. are set forth below. If no address is given, the director’s or executive officer’s principal business address is 1170 Kane Concourse, Suite 200, Bay Harbor, Florida 33154. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to ESL Investments, Inc.

Name and Business Address	Principal Occupation	Citizenship
Edward S. Lampert	Director, Chairman and Chief Executive Officer	United States

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Tender Offer Letter Agreement, dated March 6, 2006, from ESL Investments, Inc. to AutoNation, Inc. (incorporated by reference to Exhibit 2 to the Amendment to Schedule 13D filed on March 7, 2006).

99.2	Letter Agreement, dated as of January 28, 2009, by and among AutoNation, Inc., Toyota Motor Sales, U.S.A., Inc. and ESL Investments, Inc. and certain investment affiliates of ESL Investments, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by AutoNation Inc. with the Securities and Exchange Commission on January 29, 2009).

99.3	Letter Agreement, dated as of January 28, 2009, by and among AutoNation, Inc., American Honda Motor Co., Inc. and ESL Investments, Inc. (on behalf of itself and its affiliates) (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by AutoNation Inc. with the Securities and Exchange Commission on January 29, 2009).

99.4	Letter Agreement, dated as of January 28, 2009, by and between AutoNation, Inc. and ESL Investments, Inc. (on behalf of itself and its affiliates) (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by AutoNation Inc. with the Securities and Exchange Commission on January 29, 2009).

99.5	Amendment, dated November 23, 2009, to the Letter Agreement, dated as of January 28, 2009, by and among AutoNation, Inc., Toyota Motor Sales, U.S.A., Inc. and ESL Investments, Inc. and certain investment affiliates of ESL Investments, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by AutoNation, Inc. with the Securities and Exchange Commission on November 23, 2009).

99.6	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 7 to the Amendment to Schedule 13D filed on June 2, 2010).

99.7	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 7 to the Amendment to Schedule 13D filed on June 2, 2010).

99.8	Second Extension Agreement, dated December 16, 2010, among AutoNation, Inc., Toyota Motor Sales, U.S.A., Inc. and ESL Investments, Inc. and certain investment affiliates of ESL Investments, Inc. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by AutoNation, Inc. with the Securities and Exchange Commission on December 17, 2010).

99.9	Joint Filing Agreement (filed herewith).